

AVID TECHNOLOGY, INC.
75 NETWORK DRIVE
BURLINGTON, MA 01803

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m., ET, on May 11, 2015. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Avid Technology, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

VOTE IN PERSON
If you attend Avid Technology, Inc.'s 2015 Annual Meeting of Stockholders, you may vote in person. You will need to request a ballot at the annual meeting. If you are a beneficial owner, in order to vote in person at the annual meeting, you must obtain a legal proxy from the stockholder of record that authorizes you to do so.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by Avid Technology, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in the future.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M86003-P59052   KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.   DETACH AND RETURN THIS PORTION ONLY

AVID TECHNOLOGY, INC.

The Board of Directors recommends you vote FOR the following proposals:

1. To elect all of the nominees listed below as Class I Directors to serve for three-year terms.

Nominees:	For	Against	Abstain
1a. George H. Billings	☐	☐	☐
1b. Nancy Hawthorne	☐	☐	☐
1c. John H. Park	☐	☐	☐

	For	Against	Abstain
2. To approve, by non-binding vote, executive compensation.	☐	☐	☐
3. To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the current fiscal year.	☐	☐	☐

NOTE: If any other matters properly come before the meeting, the persons named by Avid as proxies herein will vote in their discretion.

Please indicate if you plan to attend this meeting.   ☐ Yes   ☐ No

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give your full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. **Please date the proxy card.**

Signature [PLEASE SIGN WITHIN BOX] Date	Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.



AVID TECHNOLOGY, INC.
2015 Annual Meeting of Stockholders
May 12, 2015

This proxy is solicited on behalf of the Board of Directors

The undersigned hereby appoints Jason A. Duva and John W. Frederick, and each of them individually, with full power of substitution, as proxies to represent and vote all shares of stock that the undersigned would be entitled to vote, if personally present, at the 2015 Annual Meeting of Stockholders of Avid Technology, Inc. to be held at 900 West 34th Street, Los Angeles, CA 90089, on Tuesday, May 12, 2015, at 8:00 a.m., PT, and at any adjournments or postponements of the annual meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED. IF NO DIRECTION IS GIVEN, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH OF THE DIRECTOR NOMINEES IN PROPOSAL 1, FOR PROPOSAL 2, FOR PROPOSAL 3 AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

IF YOU ELECT TO VOTE BY MAIL, PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.

Continued and to be marked, dated and signed on the reverse side.